SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                          Internet Capital Group, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46059C106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
|X| Rule 13d-1(d)

--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46059C106                     13G                    Page 1 of 1 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Comcast ICG, Inc.
         51-0374809
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

-------------------------------------------------------------------------------
                         5.     SOLE VOTING POWER            21,508,998

      NUMBER OF          ------------------------------------------------------
        SHARES           6.     SHARED VOTING POWER          None.
     BENEFICIALLY
       OWNED BY          ------------------------------------------------------
         EACH            7.     SOLE DISPOSITIVE             21,508,998
      REPORTING                 POWER
     PERSON WITH         ------------------------------------------------------
                         8.     SHARED DISPOSITIVE           None.
                                POWER
-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,508,998

-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
         CERTAIN SHARES*

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.5%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     Internet Capital Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     435 Devon Park Drive, Building 800,
     Wayne, Pennsylvania 19087

Item 2(a). Name of Person Filing:

     This statement is being filed on behalf of Comcast ICG, Inc. ("Comcast ICG"). Comcast ICG is a wholly owned subsidiary of Comcast Online Communications, Inc. ("Comcast Online"), which is a wholly owned subsidiary of Comcast Corporation ("Comcast"). Sural Corporation ("Sural") owns approximately 77% of the voting power of Comcast's voting common stock. The President of Comcast, Brian L. Roberts, owns stock representing substantially all of the voting power of all classes of voting securities of Sural.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The principal business office of Comcast ICG is 1201 Market Street, Suite 1405, Wilmington, DE 19801.

     The principal business office of Comcast Online is 1500 Market Street, Philadelphia, PA 19102-2148.

     The principal business office of Comcast is 1500 Market Street, Philadelphia, PA 19102-2148.

     The principal business office of Sural is 1201 Market Street, Suite 1405, Wilmington, DE 19801.

     The business address of Brian L. Roberts is 1500 Market Street, Philadelphia, PA 19102-2148.

Item 2(c). Citizenship:

     Comcast ICG was organized in the state of Delaware.

     Comcast Online was organized in the state of Delaware.

     Comcast was organized in the state of Pennsylvania.

     Sural was organized in the state of Delaware.

     Brian L. Roberts is a citizen of the United States.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.001 per share ("Common Stock")

Item 2(e). CUSIP Number:

     46059C106

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
       (c), Check Whether the Person Filing is a:

     (a) [ ]   Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ]   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e) [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

     Comcast ICG may be deemed to be the beneficial owner of 21,508,998 shares of Common Stock as a result of its direct ownership of 475,000 shares of Common Stock, its direct ownership of stock of the ICG Subsidiaries (as defined below), which own directly 20,483,332 shares of Common Stock in the aggregate, and its direct ownership of currently exercisable warrants and options to purchase 550,660 shares of Common Stock.

     Each of Comcast ICG Holdings 1, Inc., Comcast ICG Holdings 2, Inc., Comcast ICG Holdings 3, Inc., Comcast ICG Holdings 4, Inc., Comcast ICG Holdings 5, Inc., Comcast ICG Holdings 6, Inc., Comcast ICG Holdings 7, Inc., Comcast ICG Holdings 8, Inc., Comcast ICG Holdings 9, Inc. and Comcast ICG Holdings 10, Inc. (collectively, the "ICG Subsidiaries") may be deemed to be the beneficial owner of shares of Common Stock. Each of Comcast ICG Holdings 1, Inc. Comcast ICG Holdings 2, Inc., Comcast ICG Holdings 3, Inc., Comcast ICG Holdings 4, Inc., Comcast ICG Holdings 6, Inc., Comcast ICG Holdings 7, Inc., Comcast ICG Holdings 8, Inc. and Comcast ICG Holdings 9, Inc. may be deemed to be the beneficial owner of 2,048,333 shares of Common Stock as a result of its direct ownership of 2,048,333 shares of Common Stock. Each of Comcast ICG Holdings 5, Inc. and Comcast ICG Holdings 10, Inc. may be deemed to be the beneficial owner of 2,048,334 shares of Common Stock as a result of its direct ownership of 2,048,334 shares of Common Stock. The ICG Subsidiaries collectively may be deemed to be the beneficial owners of 20,483,332 shares of Common Stock. Each of the ICG Subsidiaries was organized in the state of Delaware. Comcast ICG is the sole shareholder of each of the ICG Subsidiaries.

     Comcast Online may be deemed to be the beneficial owner of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG referred to above. Comcast Online is the sole shareholder of Comcast ICG.

     Comcast may be deemed to be the beneficial owner of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG referred to above. Comcast is the sole shareholder of Comcast Online.

     Sural may be deemed to be the beneficial owner of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG referred to above. Sural owns approximately 77% of the voting power of Comcast's voting common stock.

     Brian L. Roberts may be deemed to be the beneficial owner of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG referred to above. Brian L. Roberts owns stock representing substantially all of the voting power of all classes of voting securities of Sural.

     Comcast Interactive Capital, L.P. ("Comcast Interactive") may be deemed to be the beneficial owner of 499,998 shares of Common Stock as a result of its direct ownership of 416,666 shares of Common Stock and its direct ownership of currently exercisable warrants to purchase 83,332 shares of Common Stock. Comcast CICG, L.P. ("CICG") holds 85% of the partnership interests in Comcast Interactive and is Comcast Interactive's sole limited partner. Comcast CICG GP, Inc. ("GP") is the sole general partner of, and GP and Comcast CICG LP, Inc. ("LP") collectively hold over 90% of the interests in, CICG. Comcast Investment Holdings, Inc. ("CIHI", and together with CICG, GP and LP, the "Comcast Companies") holds a 100% interest in both GP and LP. Comcast directly owns 90% of the shares of common stock of CIHI and through other subsidiaries owns the remaining 10% of the shares of common stock of CIHI. The Comcast Companies, Comcast ICG, Comcast Online, Comcast, Sural and Brian L. Roberts disclaim beneficial ownership with respect to the shares of Common Stock that may be deemed to be beneficially owned by Comcast Interactive. Shares of Common Stock held by Comcast Interactive have not been included in the amounts or percentages set forth elsewhere herein.

     (b)  Percent of class:

     Each of Comcast ICG, Comcast Online, Comcast, Sural and Brian L. Roberts may be deemed to beneficially own 7.5% of the shares of Common Stock (including 550,666 shares of Common Stock that are issuable upon conversion of currently exercisable warrants and options held by Comcast ICG).

     (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:

                Comcast ICG has the power to vote or direct the vote of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG referred to above (including 550,666 shares of Common Stock that are issuable upon conversion of currently exercisable warrants and options held by Comcast ICG). Comcast Online, Comcast, Sural and Brian L. Roberts may be deemed to have power to vote or direct the vote of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG.

          (ii)  Shared power to vote or to direct the vote: None.

         (iii)  Sole power to dispose or to direct the disposition of:

                Comcast ICG has the power to dispose or direct the disposition of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG referred to above (including 550,666 shares of Common Stock that are issuable upon conversion of currently exercisable warrants and options held by Comcast ICG). Comcast Online, Comcast, Sural and Brian L. Roberts may be deemed to have power to dispose or direct the disposition of the 21,508,998 shares of Common Stock deemed to be owned by Comcast ICG.

          (iv)  Shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         February 14, 2001
                                                  ------------------------------
                                                              (Date)

                                                        /s/ Rosemarie Teta
                                                  ------------------------------
                                                            (Signature)

                                                  Rosemarie Teta, Vice President
                                                  ------------------------------
                                                           (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).